Belpointe REIT, Inc.

125 Greenwich Avenue, 3rd Floor

Greenwich, Connecticut 06830

VIA EDGAR

February 7, 2019

Ms. Sonia Gupta Barros

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Belpointe REIT, Inc. (the “Company”)
Offering Statement on Form 1-A (the “Offering Statement”)
Filed January 7, 2019
File No. 024-10923

Dear Ms. Barros:

We filed the above-referenced Offering Statement on January 7, 2019. Pursuant to Rule 461 under the Securities Act of 1933, as amended, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified as of 4:00 p.m. Eastern Time on February 11, 2019 or as soon thereafter as is reasonably practicable.

We acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Ken Betts, the Company’s counsel at Winston & Strawn LLP, at (214) 453-6435. The Company authorizes Ken Betts of Winston & Strawn LLP to orally modify or withdraw this request for qualification.

BELPOINTE REIT, INC.

By:	/s/ Brandon Lacoff
	Name:	Brandon Lacoff
	Title:	Chief Executive Officer

cc:	Kenneth L. Betts, Esq.